[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

January 28, 2014

VIA EDGAR AND COURIER

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Inogen, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 16, 2014
File No. 333-192605

Dear Mr. Mancuso:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 24, 2014, to Alison Bauerlein, Chief Financial Officer of Inogen, Inc. (the “Company”), regarding the Amendment No. 2 to Registration Statement on Form S-1, File No. 333-192605 (the “Registration Statement”), filed by the Company on January 16, 2014.

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, the Company’s response. Simultaneously with the filing of this letter, the Company is submitting via EDGAR this letter and Amendment No. 3 to the Registration Statement, responding to the Staff’s comments. We are enclosing a copy of Amendment No. 3 to the Registration Statement, together with a copy that is marked to show the changes from the Registration Statement.

Attractive economic model, page 4

1.        Refer to your disclosure that you retained access to approximately 90% of the market. Please tell us whether each Competitive Bid Area represents an equal share of the market.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Centers for Medicare and Medicaid Services (CMS) does not provide estimates regarding the size of the Medicare Competitive Bidding Areas (CBAs). However, in order to reduce the size variances

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

between CBAs, CMS has broken down large cities into multiple CBAs. For example, New York City, Los Angeles, and Chicago were broken down into the following CBAs:

Chicago-Joliet-Naperville, IL-IN-WI	Los Angeles-Long Beach- Santa Ana, CA	New York-Northern New Jersey-Long Island, NY-NJ-PA

Central Chicago Metro, IL	Los Angeles County, CA	Bronx-Manhattan, NY

Indiana-Chicago Metro, IN	Orange County, CA	Nassau-Brooklyn-Queens, NY

Northern-Chicago Metro, IL-WI		North-West NYC Metro, NJ

South West Chicago Metro, IL		Northern NYC Metro, NY

Southern NY Metro, NY-NJ

Suffolk County, NY

In calculating the Company’s estimate of the percentage of the Medicare market that it retained access to, the Company assumed that, on average, each CBA had the same contribution to the total bid area. While each CBA is not exactly the same size, the relative size variance between CBAs is reduced due to CMS’s actions to break up large cities into smaller CBAs. While some CBAs covering major U.S. cities are larger than other CBAs, it is important to note that the Company won Medicare contracts in the largest U.S. cities, including: New York City (all CBAs), Chicago (all CBAs), Los Angeles (all CBAs), Dallas, Philadelphia, Houston, Washington D.C., Atlanta, and Boston. A review of the CBAs won versus lost through the Competitive Bidding Process shows that the Company succeeded in the larger cities, while CBAs lost were generally in smaller cities.

In Round 1 and 2 of the Medicare Competitive Bidding Program, the Company won the following CBAs:

•	Albany-Schenectady-Troy, NY

•	Albuquerque, NM

•	Allentown-Bethlehem-Easton, PA-NJ

•	Asheville, NC

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

•	Atlanta-Sandy Springs-Marietta, GA

•	Augusta-Richmond County, GA-SC

•	Austin-Round Rock-San Marcos, TX

•	Bakersfield-Delano, CA

•	Baltimore-Towson, MD

•	Baton Rouge, LA

•	Beaumont-Port Arthur, TX

•	Birmingham-Hoover, AL

•	Boise City-Nampa, ID

•	Boston-Cambridge-Quincy, MA-NH

•	Bridgeport-Stamford-Norwalk, CT

•	Bronx-Manhattan NY CBA

•	Buffalo-Niagara Falls, NY

•	Central-Chicago Metro CBA

•	Charleston-North Charleston-Summerville, SC

•	Charlotte-Gastonia-Rock Hill, NC-SC

•	Chattanooga, TN-GA

•	Colorado Springs, CO

•	Columbia, SC

•	Columbus, OH

•	Dallas-Fort Worth-Arlington, TX

•	Dayton, OH

•	Denver-Aurora-Broomfield, CO

•	Detroit-Warren-Livonia, MI

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

•	El Paso, TX

•	Flint, MI

•	Fresno, CA

•	Grand Rapids-Wyoming, MI

•	Greensboro-High Point, NC

•	Greenville-Mauldin-Easley, SC

•	Hartford-West Hartford-East Hartford, CT

•	Houston-Sugar Land-Baytown, TX

•	Huntington-Ashland, WV-KY-OH

•	Indiana-Chicago Metro CBA

•	Indianapolis-Carmel, IN

•	Jackson, MS

•	Kansas City, MO-KS

•	Knoxville, TN

•	Las Vegas-Paradise, NV

•	Little Rock-North Little Rock-Conway, AR

•	Los Angeles County CBA

•	Louisville/Jefferson County, KY-IN

•	McAllen-Edinburg-Mission, TX

•	Memphis, TN-MS-AR

•	Milwaukee-Waukesha-West Allis, WI

•	Minneapolis-St. Paul-Bloomington, MN-WI

•	Nashville-Davidson-Murfreesboro-Franklin, TN

•	Nassau-Brooklyn-Queens-Richmond County Metro CBA

•	New Haven-Milford, CT

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

•	New Orleans-Metairie-Kenner, LA

•	North East NY CBA Metro

•	Northern NJ Metro CBA

•	Northern-Chicago Metro CBA

•	Oklahoma City, OK

•	Omaha-Council Bluffs, NE-IA

•	Orange County CBA

•	Oxnard-Thousand Oaks-Ventura, CA

•	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD

•	Phoenix-Mesa-Glendale, AZ

•	Portland-Vancouver-Hillsboro, OR-WA

•	Poughkeepsie-Newburgh-Middletown, NY

•	Providence-New Bedford-Fall River, RI-MA

•	Raleigh-Cary, NC

•	Richmond, VA

•	Rochester, NY

•	Sacramento-Arden-Arcade-Roseville, CA

•	Salt Lake City, UT

•	San Antonio-New Braunfels, TX

•	San Diego-Carlsbad-San Marcos, CA

•	San Francisco-Oakland-Fremont, CA

•	San Jose-Sunnyvale-Santa Clara, CA

•	Scranton-Wilkes-Barre, PA

•	Seattle-Tacoma-Bellevue, WA

•	South-West-Chicago-Metro CBA

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

•	Southern NY Metro CBA

•	Springfield, MA

•	St. Louis, MO-IL

•	Stockton, CA

•	Suffolk County CBA

•	Syracuse, NY

•	Tucson, AZ

•	Tulsa, OK

•	Virginia Beach-Norfolk-Newport News, VA-NC

•	Visalia-Porterville, CA

•	Washington-Arlington-Alexandria, DC-VA-MD-WV

•	Wichita, KS

•	Worcester, MA

•	Youngstown-Warren-Boardman, OH-PA

The Company was not successful with respect to the following CBAs in Round 1 and 2 of the Medicare Competitive Bidding Program:

•	Akron, OH

•	Cape Coral-Fort Myers, FL

•	Cincinnati-Middletown, OH-KY-IN

•	Cleveland-Elyria-Mentor, OH

•	Deltona-Daytona Beach-Ormond Beach, FL

•	Honolulu, HI

•	Jacksonville, FL

•	Lakeland-Winter Haven, FL

•	Miami-Fort Lauderdale-Pompano Beach, FL

•	North Port-Bradenton-Sarasota, FL

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

•	Ocala, FL

•	Orlando-Kissimmee-Sanford, FL

•	Palm Bay-Melbourne-Titusville, FL

•	Pittsburgh, PA

•	Riverside-San Bernardino-Ontario, CA

•	Tampa-St. Petersburg-Clearwater, FL

•	Toledo, OH

An examination of the above list illustrates that the CBAs the Company lost generally do not represent the largest cities in the United States. However, for purposes of calculating its estimate of the percentage of the market retained by the Company, the Company treated all CBAs equally. Given that the Company was successful in so many of the larger markets, the Company believes it’s reasonable to conclude that it has retained access to approximately 90% of Medicare patients following the first two rounds of competitive bidding. Moreover, the Company has revised its disclosure on page 64 of the Registration Statement to indicate that the Company’s calculation was based on its analysis of the 92 of the CBAs that the Company won out of the 109 CBAs subject to competitive bidding. These 109 CBAs represent 59% of the overall market, with the remaining 41% of the market not subject to competitive bidding.

Additionally, the Company analyzed all patients that contacted the Company in the first 3 weeks of January 2014 and cross-referenced their residential zip-codes with competitive bidding and non-bidding regions. The Company categorized a sample of more than 18,000 patients into the following two segments: (1) patients the Company could accept (i.e., CBAs where the Company has contracts as well as non-bid areas); and (2) patients the Company could not accept (i.e., CBAs where the Company does not have contracts). Of the patients described above, approximately 91% resided in either CBAs where the Company won contracts or non-bidding areas. The foregoing analysis supports the Company’s estimate that it can serve approximately 90% of Medicare patients.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

We are an “emerging growth company”, page 35

2.        It is unclear from the penultimate paragraph of your January 16, 2014 response letter whether you presented the revised material to investors. Please provide us with copies of the revised material that you presented or will present to investors. Refer to comment 12 in our November 12, 2013 letter to you.

Response: The Company respectfully acknowledges the Staff’s comment and has supplementally provided the Staff with a copy of the revised “testing the waters” presentation that the Company recently used in certain oral presentations made by the Company’s senior managers to qualified institutional buyers and accredited institutional investors. The Company has not and does not anticipate that the Company or any of its authorized representatives will present any written communications to potential investors.

Results of operations, page 57

3.        Given the material you have provided, please expand response 10 in your letter to us dated December 23, 3013 to address whether disclosure regarding the amount of sales of each product type in each period would provide information necessary to understand your margins.

Response: The Company’s sales and gross margins of the Inogen One G2 and Inogen One G3 systems as of December 31, 2012 and September 30, 2013 were supplementally provided to the Staff in response 10 of our letter to the Staff, dated December 23, 2013. As set forth in this supplemental information, we advised the Staff that the gross margin of our Inogen One G3 is higher than the gross margin of our Inogen One G2. Accordingly, to the extent the sales of our Inogen One G3 systems are higher than sales of our Inogen One G2 systems, our overall gross margins should improve and, conversely, to the extent our sales of our Inogen One G2 systems are higher than sales of our Inogen One G3 systems, our overall gross margins should decline. The Company has previously disclosed in the Registration Statement on page 66 that there will be fluctuations in our gross margins due to various factors, including the mix between business-to-business sales, direct-to-consumer sales and rentals from period to period. In addition, we state in the Registration Statement that Inogen One system gross margins may fluctuate as we introduce new products and reduce our product costs. In response to the Staff’s comment, the Company has revised its disclosure on page 66 of the Registration Statement to include in our disclosure that the amount of sales of each of the Inogen One G3 and Inogen One G2 may also affect our gross margins due to the fact that our gross margins are higher for our Inogen One G3 system.

Clinical validation, page 83

4.        We note your response to comment 1 as it applies to response 18 is your letter to us dated December 23, 2013. The consent you filed appears to refer to two studies while the first paragraph on page 87 refers to five studies. Please reconcile. Also, please ensure that you file the consent of the author of the study, not merely the publisher, and that the exhibit consents to prospectus summary of the study.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 108 of the Registration Statement to remove the reference to five studies. Additionally, the Company respectfully advises the Staff that the publisher, and not the authors, owns the rights to the studies. The Company further advises the Staff that the publisher is Respiratory Care, which is owned and controlled by the AARC (American Association of Respiratory Care). The AARC sets the accepted standards for Respiratory Care in the United States, and governs the respiratory therapists. The AARC sets the standards for ongoing education for the respiratory therapists and provides continuing education opportunities. While the AARC does not have full regulatory control of standards, they publish Clinical Practice Guidelines (CPGs) that are adopted by clinicians and accrediting bodies. When a study or paper is presented to Respiratory Care for publication, it is reviewed by the AARC. The AARC will have a review by internal employees, as well as, industry experts to ensure proper scientific methods are used, study protocols are sound, statistics and sample sizes are valid, and conclusions drawn are scientifically based and supported. This is called a “peer review” as the original study authors will essentially have their work scrutinized by other respiratory therapists. The respiratory therapist reviewing committee is secret, so the authors do not generally know who is reviewing their work – they just know it is other respected respiratory therapists, scientists, and statisticians. During the peer review process, it is common for AARC to take the peer review comments and go back to the original authors and request changes in order to ensure the integrity of the science is maintained – this process could be more than one iteration. Ultimately when the peer reviewers approve a final version, it is accepted for publication in Respiratory Care. Thus, the peer review group participates in forming the final article and if an article never gets approved by the peer review committee, it is never published in Respiratory Care. Thus, the Company respectfully submits that it has received the consent of the requisite expert for purposes of Rule 436. Accordingly, the Company does not believe that the consent of the authors is required.

2013 non-equity incentive plan compensation and bonus, page 109

5.        Please tell us why you have not disclosed the date that the amount will be determined and the performance goals that will determine the undisclosed 2013 compensation. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.11 available on the Commission’s web site.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

Response: The Company’s respectfully acknowledges the Staff’s comment and has revised the disclosure on page 136 and 137 of the Registration Statement.

Principal and selling stockholders, page 122

6.        Please describe the transaction in which the selling stockholders acquired the offered shares. Include the date of the transaction and the amount of the consideration paid. If the transaction occurred within the last three years, please tell us why you do not disclose the transaction per Regulation S-K Item 507.

Response: The Company’s respectfully acknowledges the Staff’s comment and has revised the disclosure on page 154-157 of the Registration Statement to describe any transaction over the last three years that would constitute a material relationship with the Company.

7.        Please clarify how a partial exercise of the over-allotment option will be allocated among the selling stockholders.

Response: The Company’s respectfully acknowledges the Staff’s comment and has revised the disclosure on page 154 of the Registration Statement.

Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-11

8.        Given your response to prior comment 9, it appears the deferral of revenue for patients in the capped period would have a significant impact on your results and the number of patients who reach the capped period is significant. Based upon the information provided and your response to comments 31 and 32 from our December 13, 2013 letter, please provide us with a more specific and comprehensive analysis regarding why you believe your current revenue recognition policy is appropriate. In this regard, please provide additional analysis supporting your conclusion that the lease term is only 30 days. Tell us how you fully considered the definition of a lease term with a particular emphasis on why you believe exercising the bargain renewal option at lease

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

inception is not reasonably assured. Please specify how the significant number of patients in the capped period has impacted your analysis that the bargain renewal option is not reasonably assured upon inception of the lease.

Response: The Company respectfully acknowledges the Staff’s comments and, with respect to our revenue recognition policy, notes that the patient has the right to control physical access to the oxygen equipment and fully benefits from the oxygen (output) generated by the oxygen equipment. The patient maintains physical access to the equipment and no one else may benefit from this equipment during the term of the contract. Accordingly, the rental agreements which are billed to Medicare qualify as leases under ASC 840-10-15-6, and the Company is required to apply the guidance in ASC 840 to account for this transaction.

The Company then uses the criteria in ASC 840-10-25-1 to determine whether the lease is a capital lease or an operating lease. Each criteria that weighs in favor of classification as a capital lease is explained below:

1)	Transfer of ownership – The lease terms with Medicare specifically exclude the transfer of title, and therefore, title/ownership remains with the Company and never passes to the patient.

2)	Bargain purchase option – Under the terms of the agreement, the patient does not have a bargain purchase option to purchase the equipment at any time.

3)	Lease term – The patient may cancel the lease at any time outside of the 30 day non-cancelable period. However, if the patient terminates the lease with the Company during that 30 day period, no partial refund is made and the lessee incurs a penalty equal to the 30 day fee. No pro rata adjustment is made, so the continuation of the lease at inception appears to be reasonably assured for only the 30 day period. In addition, the lease agreement terminates if the patient passes away, no longer requires oxygen therapy or if the patient decides to change oxygen providers after the 30 day non-cancelable period. If there is a change in service providers, the successor oxygen provider typically completes all necessary paperwork to facilitate the patient’s transfer from the previous oxygen provider. The patient is not required to pay any penalty to the previous oxygen provider nor does the patient pay a premium to the successor provider.

The Company also notes that the patient does not provide guarantees, either directly or indirectly, of the Company’s debt, and the patients do not provide loans to the Company, either directly or indirectly, and as a result, there are no periods during which such guarantees or loans are outstanding. In addition, the lease does not include any renewal or extensions of the lease at the lessor’s option outside of the 30 day non-cancelable lease term. Thus, the Company determined that these conditions are not applicable in the analysis of the lease term.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

Since the definition of lease term encompasses bargain renewal options, the Company also considered if the free periods in years 4 and 5 (the “Capped Period”) of the lease agreement should be considered a “Bargain Renewal Option” in accordance with ASC 840-10-20.

ASC 840-10-20 defines a bargain renewal option as “A provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable and that exercise of the option appears, at lease inception, to be reasonably assured. Fair rental of a property in this context shall mean the expected rental for equivalent property under similar terms and conditions.” (emphasis added).

There are no lease payments during the Capped Period and therefore, it appears to fall within the meaning of a bargain renewal option. However, a key element of a bargain renewal option is that the lessee can renew it at “his option.” The Company notes that the patient’s ability to continue using the equipment during the Capped Period is not completely within the patient’s control since it is subject to continued medical need, survival, insurance coverage, location within the provider’s service area, payor payment term and rate changes and not satisfying one of the conditions necessary for an extension or resetting of the Capped Period due to equipment loss or abuse. Specifically, we note that the patient (lessee) must meet all of Medicare’s requirements for the continuation of oxygen therapy benefits, including regular physician evaluations and a medical determination that such therapy is still necessary. Medicare also requires a specific recertification documentation and physician evaluation at the first 12 month anniversary after starting oxygen therapy to confirm the need for further oxygen therapy, which the provider must submit to Medicare. Further, the patient does not have subleasing rights since each rental agreement is specific to a particular patient and cannot be transferred to another qualifying patient. As a result, the Company does not believe that the decision to continue to receive service up to, and through the Capped Period, is at the lessee’s option and thus, the Capped Period does not meet this criteria of the definition of a bargain renewal option.

Another element of a bargain renewal option is that its exercise is reasonably assured at the inception of the lease, which the Company determined is not reasonably assured when the patient initially comes onto service since at least 76% of patients never reach the Capped Period. In evaluating whether the Capped Period meets this criteria, the Company notes the “reasonable assurance” standard described above is qualitative, and in practice, the standard has been interpreted as a threshold higher than “probable.” The Company believes that when concluding whether a bargain renewal option is reasonably assured at the inception of the lease, the burden of proof is high, and since the Company is not privy to all the factors that might influence a lessee’s decision to continue to use our equipment, the threshold is not met.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

Once again, the patient may pass away, no longer need or qualify for oxygen therapy from Medicare or can cancel the rental agreement at any time outside of the non-cancelable 30 day period for convenience and may switch to another provider at any time. Thus, at the start of service, it is not “reasonably assured” that the patient would actually be using the equipment before they reach the Capped Period.

Moreover, based on the data previously submitted on 7,700 surveyed patients who came on service in the 3 year period ending December 31, 2012, no more than 24% of our patients, are expected to reach the Capped Period for any period of time. Further, the Company notes that the estimated impact was determined using conservative assumptions and data. As an example, the analysis did not take into account any potential re-starts of the 36-month reimbursement period as this data was not readily available. While this data indicates that some patients will utilize free rental, we don’t know specifically at each contract inception point which patient will reach the free rental period. Therefore, the Company does not believe that this factor supports the “reasonable assurance” standard of bargain renewal for an individual patient.

We believe that ASC 840 requires the Company to make an assessment of the bargain renewal separately for each lease contract since there is no master lease agreement with Medicare. We do not believe that a portfolio approach to estimating all similar patient lease contracts as a group is permitted under lease accounting guidance in ASC 840 because the Company has separate contracts with each patient. Given the factors described above, the Company cannot estimate based on a “reasonably assured” standard whether an individual patient in a lease contract will renew his or her obligation into the Capped Period.

We also believe that reassessing lease classification after inception under ASC 840-10-35-4 does not apply since there are generally no modifications to the provisions of the lease agreement with the patient per Medicare guidelines. While patients who reached the Capped Period could get free rental, they do not solely control this bargain renewal option nor is the exercise of the option reasonably assured at inception of the lease. Accordingly, the lease term is considered a month-to-month lease and the Company does not believe that a bargain renewal option, as defined in ASC 840, exists.

4)	Minimum lease payments – The patient may cancel the rental agreement at any time outside of the 30 day non-cancelable period for convenience and switch to another provider. The lease agreement also terminates after the non-cancelable period if the patient passes away or no longer needs oxygen. As a result, the minimum lease payment represents the payment of only 1 month’s rent which does not amount to 90% of the fair value of the leased equipment. In addition, the reimbursement rate is not guaranteed for the 36 month reimbursement period and the payor can institute new rates as they see necessary. The Company has the right to accept these rates or transition patients to other providers.

Based on the above analysis, the Company has concluded that these contracts represent operating leases with a non-cancelable lease term of 1 month. As required by ASC 840-20-25-1, the lease revenue is recognized as revenue over the lease term of 1 month. In addition, the Company notes

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

that its current revenue recognition practices are consistent with industry-wide practices as disclosed in our competitors’ filings and responses to SEC comment letters. Consequently, any deviation from this industry-wide practice would make it more difficult for investors and analysts to compare our results with those of our competitors.

For the above reasons, the Company respectfully trusts that its revenue recognition policy complies with ASC 840 and is appropriate. In addition, the Company has revised its disclosure on pages 83, F-12, and F-50 of the registration statement to provide additional clarification on our application of ASC 840 lease accounting in regards to our revenue recognition policy.

The Company also respectfully acknowledges the Staff’s comments and notes that the Staff believes that the deferral of revenues associated with the Capped Period would have a significant impact on the Company’s results. However, the Company understands that both qualitative and quantitative factors are to be considered when determining materiality and believes that these factors may lead to a different determination when considering this deferral.

When considering materiality, the Company considered both qualitative and quantitative factors related to this deferral. The Company chose to focus its analysis on the 9 months ended September 30, 2013 since the Company believes the period to be the most recent and relevant financial data and that investors will put the most weight on this data when deciding to make an investment in the Company. The Company notes that the estimated impact for the 9 months ended September 30, 2013 on total revenue is approximately 1% ($0.5 million), the impact on rental revenue is approximately 2% ($0.5 million) and impact on net income in the same period is approximately 9% ($0.3 million). Further, the Company notes that the estimated impact was determined using conservative assumptions and data. As an example, the analysis did not take into account any potential re-starts of the 36-month reimbursement period as this data was not readily available.

While the estimated impact is a larger percentage of net income than revenues, the Company expects the percentage impact on net income of this deferral would not be material on either revenue or net income prospectively since both would grow faster than the deferral because only a portion of our sales (approximately 40%) is associated with rental revenues.

For the 9 months ended September 30, 2013, the estimated impact of $0.5 million and $0.3 million, respectively on revenue and net earnings does not:

•	mask a change in earnings or other trends,

•	hide a failure to meet analysts’ consensus since this is not applicable,

•	change a loss into income or vice versa,

•	affect the Company’s compliance with loan covenants, or

•	involve concealment of an unlawful transaction.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

The Company acknowledges that the estimated impact on revenue and net earnings does:

•	concern a segment or some portion of the firm that is a significant role in the firm’s operations or profitability since the rental business is a growing area of the business. However, the Company notes that, as discussed above, the effect currently is immaterial and expected to decrease on a percentage basis prospectively, and

•	alter management’s compensation since bonuses are based on EBITDA thresholds that are calculated on a consistent basis with actual results, therefore the opportunity for impacting bonuses is minimal. The impact though is immaterial and does not cloud management’s judgment since the total impact across all management and employees is no more than $80,000 in total incremental compensation.

The Company also acknowledges that the qualitative materiality analysis as noted above is also applicable to prior periods, except in the 12 months ended December 31, 2012 in which the impact of $0.7 million on net earnings would change the net income of $0.6 million into a net loss. However, the Company believes that this is a one-time occurrence since the Company reached positive net earnings in this period. Further, the Company notes that the amount of net income prior to giving effect to the estimated impact was not significant and is considered by the Company to represent an amount that approximates break even. As a result, the potential change from net income to net loss is not as significant. Moreover, such change would not impact an investor’s perspective of the overall trend in the Company’s financial results and performance. Finally, we note that if the estimated impact was to be recalculated using more accurate data, its application to 2012 net income might result in a reduction to net income but not a net loss.

Because the Company’s management does not consider either the quantitative and qualitative impact of the potential estimated deferral to be material, the Company does not believe that an adjustment to any of its previously reported periods is warranted.

Additionally, as previously discussed with Staff, the limitations of our current billing systems and the nature of the oxygen billing rules that allow for exceptions, resets and extensions at any time make calculation of the actual impact unduly burdensome, difficult, time consuming and ever changing for individual patients. The estimate we provided previously to the Staff was based on conservative assumptions and applications of data and we believe that the estimate overstates the potential deferral.

To more accurately determine the actual impact, which would be a smaller number, the Company estimates that an additional 500 man hours would be required over the course of 6 weeks since each patient record would need to be evaluated manually. The Company considers the cost of developing a more accurate estimate, when it believes the current conservative estimate to be immaterial, to outweigh any potential benefit. Additionally, the Company respectfully submits that regardless of materiality, its current revenue recognition model properly applies the applicable guidance and accounting literature as previously discussed in this response.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

9.        Further in regards to your response to comment 28 from our December 13, 2013 letter, please provide us with a complete copy of the patient rental agreement. Please provide copies of the rental agreements under Medicare and private payors separately, if different.

Response: The Company’s respectfully acknowledges the Staff’s comment and advises the Staff that the patient rental agreement covers all potential payors including Medicare and private insurance companies since the patient can change payors at any time. Please see the current version of our patient rental agreement provided supplementally.

Accounts receivable and allowance for bad debts, returns, and adjustments, page F-15

10.        We note the additional disclosures provided in response to prior comment 4 in your MD&A and your prior response to comment 38 from our December 13, 2013 letter. Given the expected use of a third party collection agency which will not begin until 2014 and which you have not utilized previously, please tell us how you continue to believe that the use of historical collection rates from 2012 would be indicative of future collection results. Please also tell us how your ceasing of proactive collection efforts during the fourth quarter of 2013 impacted the collectability of patient accounts receivable. Provide us additional details of your analysis in determining that the collection of these receivables was reasonable in spite of these factors. In addition, please revise your disclosures to discuss your use of a third party collection agency.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the 2012 historical collection rates were not the sole basis on which the Company estimated its future collection results. The 2012 historical collection rates and methods, which were retrospectively reviewed and proven to be materially accurate, were merely a reasonable starting point from which the Company estimated the 2013 interim Allowance for Doubtful Accounts. The Company also considered the subsequent 2013 collection rates and, in some cases, increased its reserve percentages based on early 2013 patient balances and more updated information.

Even though the Company had not previously utilized the services of this third party collection agency, the Company believed that they would have a higher collection rate than the Company’s internal resources because (i) they are experienced in medical rental equipment collections; and (ii) they have achieved a 20% collection rate in collecting on patient balances over 90 days. On the other hand, the Company’s internal resources were relatively new to this task (given the personnel turnover) and also had a variety of collection objectives which prevented them from focusing exclusively on collections, resulting in a 9% historical collection rate.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

However, because the collection agency could not start pursuing the Company’s patient balances until 2014, the Company did not believe that it could record better collection rate assumptions than historical trends until the actual results from the new agency could be analyzed. Considering these facts and assumptions, the Company used its best estimate to calculate its bad debt reserve as of September 30, 2013.

Please also tell us how your ceasing of proactive collection efforts during the fourth quarter of 2013 impacted the collectability of patient accounts receivable.

Response: As mentioned above, the Company believed that the highly specialized third party collection agency would have a better collection rate at collecting on older patient balances than the more recently trained internal collectors. Therefore, even though the Company’s decision to cease all proactive collection efforts on patient balances during the fourth quarter would likely have a negative impact on the collectability of aged patient accounts receivable balances greater than 90 days, this would be offset by the benefit provided by the specialized collection agency’s higher collection achievement rates on older patient balances. As a result, the Company did not believe that its decision to cease proactive collection efforts would have a significant negative impact the ultimate collectability of outstanding accounts receivable balances greater than 90 days, even though the majority of the unattended receivables aged another three months during the fourth quarter. In the absence of actual collection history from the third party collection agency on the Company’s past due receivables, the Company used its best estimate to assess the collectability of its receivables as of September 30, 2013 by applying ACS 450-20-30-1.

Provide us additional details of your analysis in determining that the collection of these receivables was reasonable in spite of these factors.

Response: As discussed above, the Company’s retrospective review of the collectability of these amounts was consistent with original estimates for its reserves against outstanding accounts receivable balances as of September 30, 2013 despite the fact that the collection of outstanding patient receivables over 90 days past due was relatively insignificant in the fourth quarter.

Taking into consideration the Company’s historical collection rates of 9% on outstanding patient balances over 90 days, as well as the 20% collection rate that is expected to be achieved by the third party collections agency in 2014, the Company continues to believe that the expected collectability of its outstanding receivables as of September 30, 2013 was materially reasonable in accordance with GAAP.

It is important to note that nearly 70% of the balance of the Company’s Allowance for Doubtful Accounts as of September 30, 2013 related to its patient balances, which together with the other accounts receivable reserves for potential adjustments reserved for approximately 90% of the outstanding patient balances over 90 days. The remainder of the accounts receivable reserves associated with allowances for doubtful accounts and allowances for write-offs and adjustments related to the Company’s outstanding balances from Medicare, Medicaid/Other Government, Private Insurance and Business to Business Sales. The collection efforts of outstanding balances from these other pay types remained unchanged in scope, focus, and results in the comparative periods.

Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

January 28, 2014

In addition, please revise your disclosures to discuss your use of a third party collection agency.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its disclosures on page 80 to include the use of a third party collection agency beginning in 2014.

Exhibits

11.        Refer to prior comment 1 as it applies to comment 70 in our letter to you dated November 12, 2013. Please file the attachments missing from exhibits 10.15 and 10.16.

Response: The Company’s respectfully acknowledges the Staff’s comment and has advises the Staff that it has previously filed all of the attachments to exhibits 10.15 and 10.16.

In response to the Staff’s telephonic request, the Company has supplementally provided the Staff with support for the Company’s Medicare billing practices, as it relates to codes E1390 (OXYGEN CONCENTRATOR, SINGLE DELIVERY PORT, CAPABLE OF DELIVERING 85 PERCENT OR GREATER OXYGEN CONCENTRATION AT PRESCRIBED FLOW RATE) and E1392 (PORTABLE OXYGEN CONCENTRATOR, RENTAL). The Company respectfully submits that the supplemental information supports the Company’s practice of billing E1390 and E1392 if the patient qualifies for stationary oxygen as well as portable oxygen. In addition, the Company has revised the Registration Statement on pages 110 and 113 to include additional clarification regarding the billing codes and the backup source of oxygen that is provided by us to the patients.

*  *  *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2393 or Martin J. Waters at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Daniel R. Koeppen

Daniel R. Koeppen

cc:	Alison Bauerlein, Inogen, Inc.
Raymond Huggenberger, Inogen, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
B. Shayne Kennedy, Latham & Watkins LLP
Timothy Clackett, BDO USA LLP
Scott Hammon, Macias Gini & O’Connell LLP